

January 28, 2022

Chaitanya Kanojia
Chief Executive Officer
Starry Holdings, Inc.
38 Chauncy Street, Suite 200
Boston, MA 02111

> **Re: Starry Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 14, 2022**
> **File No. 333-260847**

Dear Mr. Kanojia:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

Network Architecture, page 228, page 230

1.   We note your response to prior comment 8. Please revise to clarify whether any fiber backhaul providers represent a material portion of your leases in the markets where you operate and which markets have a limited number of fiber backhaul providers. In addition, provide additional disclosure regarding the material terms of the lease agreements with the backhaul providers.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Shagufa R. Hossain